FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 20, 2004

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant’s name into English)

Paseo de la Castellana, 92

28.046 Madrid

Spain

(34) 91-452-3900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Yes                                          No             X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

    Yes                                          No             X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

    Yes                                          No             X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Terra Networks, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1	Relevant fact, dated on May 20, 2004	3,4,5,6

[LOOSE TRANSLATION FOR INFORMATION PURPOSES ONLY]

TO THE SECURITIES MARKETS NATIONAL COMMISSION

NOTIFICATION OF RELEVANT FACT

TERRA NETWORKS, S.A., in compliance with Article 82 of Law 24/1988, of July 28, of the Securities Market, hereby communicates the following:

HECHO RELEVANTE- RELEVANT FACT

I. ANTECEDENTS.

a) Stock option plan by Terra Networks, S.A.

The Stock Option Plan by Terra Networks, S.A. (hereinafter “Terra”) was approved in a resolution passed by the General Meeting of Shareholders of the company held on 1st October 1999 and developed by successive resolutions by the Board of Directors.

The Plan allows, through exercise of options by its holders, them to take stakes in the stock capital of Terra Networks, S.A. up to a maximum of 14,000,000 shares.

During the years 1999 and 2000, making use of the powers delegated by the General Meeting of Shareholders, Terra implemented the First Phase of the Plan, assigning stock options to the employees of the Group. The main features are as follows:

1. Each one of the stock options of the Plan entitles the employee to acquire a Terra’s share at an exercise price of 11.81 euros per share.

2. The duration of the Plan is four years and three months (thus ending on 28th February 2004), and the options may be exercised at the rate of one third of those granted per year as of the second year.

3. Exercise of the options is on condition the beneficiary remains with the Group.

During 2001 and making use of the powers delegated by the General Meeting of Shareholders, Terra, implemented the Second Phase of the Stock Option Plan. The main characteristics are as follows:

1. Each one of the stock options in the Plan entitles its holder to acquire one Terra’s share at an exercise price of 19.78 euros per share.

2. The term of the Plan was adapted, being set at 5 years, with partial exercise by quarters from maturity the first year.

3. Exercise of the options is on condition the beneficiary remains with the Group.

4. Extension of application of the Plan to Executives and Directors.

To the extent that it is an open plan, it remains in force, even though new options have not been assigned since 2002.

b) Stock Option Plan of Terra Networks, S.A. resulting from taking over the Stock Option Plans of Lycos, Inc.

In the agreements signed to acquire Lycos, Inc., the exchange of stock options in Lycos, Inc. for stock options in Terra Networks, S.A. was agreed. The Ordinary General Meeting of Shareholders of Terra Networks, S.A. held on 8th June 2000 resolved to take over the stock option plans of Lycos, Inc., as long as integration of both companies took place.

II. SITUATION IN MAY 2004

The situation of the Stock Option Plans of the Terra Lycos Group in May 2004 is as described below:

III. SUMMARY TABLES

Table 1: Number of live stock options, in relation to the number of shares given coverage.

LIVE OPTIONS	17.1 million

LYCOS Plans	13 million

TERRA Plans	4.1 million

SHARES COVERAGE	40.4 million

La Caixa	6.9 million

Barclays Bank	7 million

Own portfolio (from Citibank)	26.5 million

As an additional particular for illustration, it has become apparant that at a listed value of the share under 5.25 €uros, the options “in the money” amount to 66,000 (Terra plans) and 155,000 (Lycos plans).

Table 2: Maturity structures of the Terra Group stock option plans.

Terra Plan (quarterly maturity)

Maturity	Options
2005	2,709,952
2006	875,950
2007	501,250

Total	4,087,152

Lycos Plan (daily maturity)

Maturity	Options
2004	606
2005	0
2006	13,655
2007	6,689
2008	1,553,374
2009	6,193,690
2010	5,247,275

Total	13,015,289

Total Terra Group

Maturity	Options
2004	606
2005	2,709,952
2006	889,605
2007	507,939
2008	1,553,374
2009	6,193,690
2010	5,247,275

Total	17,102,441

Madrid, May 20, 2004

José F. Mateu Isturiz

General Counsel and Secretary of the Board of Directors of Terra Networks, S.A.

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or similar expressions. Certain factors affecting such forward-looking statements are described in the company´s filings with the Securities and Exchange Commission, including the company´s annual report on Form 20-F under the heading “Risk Factors”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Networks, S.A.

Date: May 20, 2004	By:	/s/ José F. Mateu Isturiz
	Name:	José F. Mateu Isturiz
	Title:	General Counsel and Secretary of the Board of Directors